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                               July 1, 2020

       Gail McIntyre
       Chief Executive Officer
       Aravive, Inc.
       River Oaks Tower
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: Aravive, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2020
                                                            File No. 333-239512

       Dear Ms. McIntyre:

              We have limited our review of your registration statement to those issue we have addressed in our comment below. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed June 29, 2020

       Description of Capital Stock
       Choice of Forum, page 12

   1. We note your disclosure on page 12 that the company's certificate of incorporation provides that the Court
of Chancery of the State of Delaware will be the exclusive forum for certain litigation,
including "any derivative action or proceeding brought on our behalf." Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all
 Gail McIntyre
Aravive, Inc.
July 1, 2020
Page 2
      suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Laura Crotty at 202-551-7614 or Christine Westbrook at 202-551-
5019 with any questions.



                                                             Sincerely,
FirstName LastNameGail McIntyre
                                                             Division of
Corporation Finance
Comapany NameAravive, Inc.
                                                             Office of Life
Sciences
July 1, 2020 Page 2
cc:       Leslie Marlow. Esq.
FirstName LastName